Exhibit 99.2

PROXY

UTSTARCOM HOLDINGS CORP.

EXTRAORDINARY GENERAL MEETING TO BE HELD AT THE COMPANY’S OFFICES LOCATED AT

4TH FLOOR, SOUTH WING, 368 LIUHE ROAD, BINJIANG DISTRICT, HANGZHOU, P.R. CHINA, 310053,

ON TUESDAY, JUNE 28, 2022 AT 10:00 A.M., CHINA TIME

The undersigned, being the registered holder(s) of ordinary shares of US$0.00375 par value each of UTStarcom Holdings Corp., hereby appoints Hua Li and Dan Xie, or either of them, as my/our Proxy(ies) with full power of substitution, to represent and to vote all ordinary shares held of record by the undersigned that the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of UTSarcom Holdings Corp., to be held on June 28, 2022, at 10:00 a.m. (China time), at the Company’s offices located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China, 310053 (the “Meeting”), or at any adjournments or postponements thereof, and instructs the said Proxy(ies) to vote as stated below.

NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Meeting or any adjournment or postponement thereof.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF UTSARCOM HOLDINGS CORP.

TO BE HELD ON JUNE 28, 2022

THE PROXY STATEMENT AND THE NOTICE OF EXTRAORDINARY GENERAL MEETING

OF UTSARCOM HOLDINGS CORP., ARE AVAILABLE AT: WWW.OKAPIVOTE.COM/UTSTARCOM

Proposals – The Board of Directors recommends you vote FOR the following proposals: 1. Conditional upon Proposal No. 2 below being duly passed, as an ordinary resolution, in accordance with Article 49 of the Company’s Second Amended and Restated Memorandum and Articles of Association, that the authorized share capital of the Company be amended by the consolidation of the existing 250,000,000 Ordinary Shares of US$0.00375 par value each into 62,500,000 Ordinary Shares of US$0.015 par value each, such that: (i) the authorized share capital of the Company is amended to US$943,750 divided into 62,500,000 Ordinary Shares of a par value of US$0.015 each and 5,000,000 Preference Shares of a par value of US$0.00125 each; (ii) each existing issued 4 Ordinary Shares of US$0.00375 par value each be consolidated into 1 Ordinary Share of US$0.015 par value each and the register of members of the Company be updated accordingly; and (iii) any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company’s Second Amended and Restated Articles of Association) of such fractions on the date of this Extraordinary Meeting. ☐ FOR ☐ AGAINST ☐ ABSTAIN 2. Conditional upon Proposal No. 1 above being duly passed, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association attached hereto as Appendix A (the “Amendment”). ☐ FOR ☐ AGAINST ☐ ABSTAIN 3. As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the Reverse Share Split and Amendment in the event that there are insufficient proxies received to pass the ordinary and special resolutions during the extraordinary general meeting. ☐ FOR ☐ AGAINST ☐ ABSTAIN Dated:      Signature/Title Signature (if held jointly) PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. Electronic Voting Instructions You can vote by Internet! Available 24 hours a day, 7 days a week! Instead of mailing your proxy, you may choose internet to vote your proxy. Proxies submitted by Internet must be received by 11:59 p.m., US Eastern Time the day before the Annual Meeting date. Vote by Internet Log on to the Internet and go to www.okapivote.com/utstarcom Follow the steps outlined on the secured website.